EXHIBIT 99.10

ABITIBI-CONSOLIDATED INC.

(the “Company”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of shareholders of the Company held on May 8, 2007 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the Management Proxy Circular of the Company dated March 6, 2007 (the “Circular”).

Election of Directors

By a vote conducted by ballot, each of the ten (10) nominees proposed by management in the Circular were elected as directors of the Company. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Q. Anderson	207,799,529	75.43	67,883,445	24.57
Hans P. Black	207,801,792	75.43	67,681,162	24.57
Jacques Bougie, O.C.	233,956,392	83.60	45,903,482	16.40
Marlene Davidge	202,314,679	73.44	73,168,293	26.56
William E. Davis	207,911,298	75.47	67,571,676	24.53
David A. Galloway	207,915,453	75.47	67,567,521	24.53
Lise Lachapelle	207,857,267	75.45	67,625,707	24.55
Gary J. Lukasen	207,778,481	75.42	67,704,493	24.58
John A. Tory, c.r.	207,862,893	75.44	67,656,680	24.56
John W. Weaver	207,876,820	75.46	67,606,120	24.54

Appointment of Auditors

The resolution to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the next year and to authorize the directors to fix their remuneration was adopted on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. Proxies received by management were as follows:

Votes for	%	Votes withheld	%
228,746,032	83.08	46,577,509	16.92

Amendments to the Stock Option Plan

The resolution described in the Circular adopting the amendments to the Stock Option Plan, which include but are not limited to a change of the name of the “Stock Option Plan” to the “Amended and Restated Stock Option Plan”, a change to the amendment procedures of the Stock Option Plan and the addition of a provision relating to options expiring during a Blackout Period, was ratified and confirmed on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. Proxies received by management were as follows:

Votes for	%	Votes against	%
140,145,110	58.02	101,421,145	41.98

Dated May 16, 2007.